UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 000-25250

Ostex International, Inc.
(Exact name of registrant as specified in its charter)

2203 Airport Way South, Suite 400 Seattle, Washington 9813403431
(206) 292-8082
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $.01 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[X]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 15d-6	[ ]
Rule 12h-3(b)(1)(i)	[ ]

Approximate number of holders of record as of the certification or notice date:  One

On June 30, 2003, Ostex International, Inc. merged with Geras Acquisition Corp., a Washington corporation and wholly owned subsidiary of Inverness Medical Innovations, Inc.  Ostex International, Inc. survived the merger as a wholly owned subsidiary of Inverness Medical Innovations, Inc.

Pursuant to the requirements of the Securities Exchange Act of 1934, Ostex International, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Ostex International, Inc.

Date:	July 2, 2003	By:	/s/ Jay McNamara
		Name:	Jay McNamara
		Title:	Assistant Secretary